FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


The following is a translation of a news release issued by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK RECOMMENDS TOTAL NET DIVIDEND
OF SAR3.75 PER SHARE FOR YEAR ENDING 31 DECEMBER 2006

The Board of Directors of The Saudi British Bank (SABB) has recommended a final net dividend of SAR2.25 (US$0.60) per share for the second half of 2006. This follows the payment earlier in 2006 of an interim dividend of SAR1.5 (US$0.40) net per share.

The final net dividend of SAR2.25 per share will be distributed to shareholders following approval of the regulatory authorities and of SABB shareholders at the bank's Annual General Meeting.

SABB's total gross dividend for the year ending 31 December 2006 will amount to SAR1,500 million (US$400 million). This represents an 85 per cent increase over cash dividend distribution for the year ended 31 December 2005.

The increase in dividend reflects the bank's strong financial performance and its continuous efforts towards improving returns for its shareholders.

Note to editors:

The HSBC Group
The Saudi British Bank is a 40 per cent, indirectly-held associate of HSBC Holdings plc, and a member of the HSBC Group. Serving over 125 million customers worldwide, the HSBC Group has over 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  19 December 2006